November 23, 2004

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0303

Washington, D.C. 20549

Attn: Nicholas P. Panos

Re:	Invitrogen Corporation Registration Statement on Form S-4 File No. 333-120330 Schedule TO-I; File No. 5-56717 Filed November 9, 2004

Dear Mr. Panos:

We are writing to you on behalf of our client, Invitrogen Corporation, a Delaware corporation (the “Company”), in response to your letter dated November 19, 2004, setting forth comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Registration Statement on Form S-4 and Schedule TO-I. The numbered paragraphs below restate the numbered paragraphs in the Staff’s letter to the Company, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment. Page references below refer to the revised prospectus being filed concurrently herewith via EDGAR.

Form S-4

General

1.	We note Invitrogen has concluded that Rule 13e-3 does not apply to the instant offers due in part because the existing notes are not publicly traded on a national securities exchange. Please advise us what consideration has been given to the applicability of Section 12(g) or 15(d) of the Exchange Act to the subject classes of notes.

Both Sections 12(g) and 15(d) of the Exchange Act are limited in application to securities held of record by a minimum number of persons. Section 12(g) does not apply to securities held of record by fewer than five hundred persons and the filing requirements prescribed in Section 15(d) filing requirements are suspended for any fiscal year if, at the beginning of such fiscal year, the securities are held of record by fewer than three hundred persons.

According to reports received from the trustee for both classes of notes, the Depositary Trust Company (DTC) is the sole holder of record for both classes. In addition, DTC shows a total of 62 participant holders for the 2.0% Senior Convertible Notes due 2023, and a total of 58 participant holders for the 1.5% Senior Convertible Notes due 2024. As a result, we respectfully submit that neither Section 12(g) nor Section 15(d) requires that the Company make Section 13 filings regarding these classes of securities.

Gary Cary Ware & Freidenrich LLP

Securities and Exchange Commission

November 23, 2004

Page Two

Early Commencement

2.	Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001, Section I.E.3, for more information. Please confirm to us that Invitrogen will satisfy its obligations to file a final prospectus, after effectiveness, in accordance with the above interpretation.

We confirm that the Company will file a final prospectus in accordance with the foregoing interpretation after the Registration Statement is declared effective.

Cover Page of Prospectus

3.	We note your legend states “[t]he information in this prospectus is not complete and may be changed.” We also recognize that a preliminary prospectus used to commence an exchange offer early under Rule 162 must include the “red herring” legend required by Item 501(b)(10) of Regulation S-K. The sample legend provided in Item 501(b)(10)(iv) that indicates information in the prospectus is “not complete and may be changed,” however, should be appropriately tailored to explain that the prospectus may be amended. The legend should not state that the prospectus is not complete or is otherwise subject to completion. The preliminary prospectus disseminated to security holders must contain all required information, including pricing information, in order to effectively “commence” the exchange offer. Information may not be omitted under Rules 430 or 430A. Please see Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2, for an example of a legend that may be used when an exchange offer is commenced early under Rule 162.

We acknowledge the Staff’s comment, and have revised the legend on the cover page of the prospectus accordingly. We supplementally advise the Staff that the prospectus as initially filed was not subject to completion but rather contained all the required information, including pricing information, in order to effectively commence the exchange offer. Please see the cover page of the revised prospectus.

Gary Cary Ware & Freidenrich LLP

Securities and Exchange Commission

November 23, 2004

Page Three

Summary Consolidated Financial Data, page 10

4.	Consolidated financial data does not serve to fully substitute for summarized financial data. Revise to include complete summarized financial information required by Item 1010(c) of Regulation M-A. In the event financial information required by Item 1010(a) and (b) has been incorporated by reference, all of the summarized financial information required by Item 1010(c) must be disclosed in the disclosure document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO. In addition, refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

We acknowledge the Staff’s comment and have revised the Summary Consolidated Financial Data schedule accordingly. However, the Company directs the Staff’s attention to the fact that Item 10 of Schedule TO requires disclosure of the information required by Item 1010(a) or 1010(b) of Regulation M-A “if material.” The Company respectfully submits that specific financial information required by Item 1010(c) that was previously omitted from such schedule is not material to the instant offers, in which security holders are exchanging their existing notes for securities with substantially the same rights. Nevertheless, we have revised the Summary Consolidated Financial Data schedule to include the following additional summary financial information described in Item 1010(c) of Regulation M-A: current assets; non-current assets; current liabilities; non-current liabilities; and book value per share. Please see page 10.

Conditions to the Exchange Offer/Legal Limitation page 33

5.	The conditions to the exchange offer do not appear to contain specific enough information with respect to the time period over which the conditions may be raised or asserted. The language in the opening paragraph with respect to the legal limitation disclosure improperly suggests that the conditions to the offer may be raised or asserted following expiration of the offer. While conditions may be viewed as ongoing rights, the staff objects when offerors reserve the right to raise the conditions at any time. Please revise this opening paragraph to expressly indicate that all conditions, other than those dependent upon the receipt of government approvals, will be satisfied or waived prior to the expiration date.

Gary Cary Ware & Freidenrich LLP

Securities and Exchange Commission

November 23, 2004

Page Four

In response to the Staff’s comment, we have revised the opening paragraph under “Legal Limitation” to expressly indicate that all conditions, other than those dependent upon the receipt of government approvals, will be satisfied or waived prior to the expiration date. Please see page 33.

6.	The disclosure indicates that once a condition is triggered, a failure to exercise your right to terminate the offer will not constitute a waiver of that condition. Please note that when a condition is triggered and the offeror decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Please revise your disclosure to remove the implication that Invitrogen reserves the right to conduct an illusory offer.

In response to the Staff’s comment, we have revised the opening paragraph under “Legal Limitation” to remove any implication that the Company reserves the right to conduct an illusory offer. Please see page 33.

Best regards,

Gray Cary Ware & Freidenrich LLP

/s/    Paul B. Johnson

pjohnson@graycary.com

Admitted to practice in California

MBL:cic

Invitrogen Corporation

1600 Faraday Avenue

PO Box 6482

Carlsbad, California 92008

November 23, 2004

VIA FEDERAL EXPRESS AND EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0303

Washington, D.C. 20549

Attn: Nicholas P. Panos

Re:	Invitrogen Corporation Registration Statement on Form S-4 File No. 333-120330 Schedule TO-I; File No. 5-56717 Filed November 9, 2004

Dear Mr. Panos:

This correspondence is in response to the letter dated November 19, 2004, setting forth comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Invitrogen Corporation’s (the “Company”) Registration Statement on Form S-4 and Schedule TO-I. We are submitting this correspondence in conjunction with the letter to the Staff from Gray Cary Ware and Freidenrich LLC, the Company’s legal counsel, of even dated herewith.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities law of the United States.

If you should have any questions regarding the above, please do not hesitate to contact me at (760) 603-7200.

Sincerely,

Invitrogen Corporation

By: /s/    David F. Hoffmeister

Name: David F. Hoffmeister

Title: Chief Financial Officer